UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

|X|       Annual Report Pursuant To Section 15(d) of the
           Securities Exchange Act Of 1934

For the Fiscal Year Ended December 31, 2003

Commission file number 1-12338

J. GORDON GAINES, INC.
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

VESTA INSURANCE GROUP, INC.
3760 River Run Drive
Birmingham, Alabama 35243
(Name of Issuer of the Securities Held
Pursuant to the Plan and the Address
of its Principal Executive Office)

REQUIRED INFORMATION

(a)     Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

		Page
(i)	Report of Independent Registered Public Accounting Firm	1
(ii)	Audited statements of net assets available for plan benefits as of December 31, 2003 and 2002	2
(iii)	Audited statement of changes in net assets available for plan benefits for the year ended December 31, 2003	3

(b)     Exhibits

        The following exhibit is filed herewith as a part of this annual report:

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                        J. GORDON GAINES, INC.
                                                                                                                        RETIREMENT SAVINGS PLAN

                                                                                                                             By:   J. Gordon Gaines, Inc.,
                                                                                                                                    Administrator of the Plan

                                                                                                                             /s/     Donald W. Thornton

                                                                                                                                    Donald W. Thornton
                                                                                                                                  Senior Vice President
                                                                                                                          General Counsel and Secretary

Date: June 28, 2004

J. Gordon Gaines, Inc. Retirement Savings Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-7
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	8

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Participants
J. Gordon Gaines, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) at December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Auditing Accounting Oversight Board (United States). This standard requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 25, 2004

J. Gordon Gaines, Inc. Retirement Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

	2003	2002
Investments at fair value:
Vesta Insurance Group, Inc. common stock	$1,168,231	$ 717,737
Mutual funds and trusts	7,471,019	5,968,200
Loans to participants	152,942	168,828

Total investments	8,792,192	6,854,765
Cash	--	1,607,421
Accrued income receivable	7,127	7,023
Employee contributions receivable	14,593	10,327
Employer contributions receivable	77,962	4,606

Total other assets	99,682	1,629,377

Net assets available for plan benefits	$8,891,874	$8,484,142

     The accompanying notes are an integtral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2003

Additions to net assets available for plan benefits:
Dividend income (includes dividends from Vesta Insurance Group,
Inc. common stock of $29,300)	$ 211,690
Interest income	6,925
Net appreciation in fair value of investments	1,523,589
Employee contributions	974,180
Employer contributions	580,424
Rollover contributions	79,382

Total additions	3,376,190
Deductions from net assets available for plan benefits:
Distributions to participants	2,961,053
Administrative expenses	2,150
Other	5,255

Total deductions	2,968,458

Net increase	407,732
Net assets available for plan benefits:
Beginning of year	8,484,142

End of year	$8,891,874

     The accompanying notes are an integtral part of these financial statements.

J. Gordon Gaines, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1. Description of Plan

The following description of the J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was approved to provide retirement benefits for eligible employees of J. Gordon Gaines, Inc., a wholly-owned subsidiary of Vesta Insurance Group, Inc. (Vesta).

Organization - The Plan was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (participants) in the Plan to defer part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and is funded by discretionary employee and employer contributions.

Participant Contributions - Full-time employees are eligible to participate in the Plan upon employment and may elect to have from 1% to 15% of their compensation deferred and contributed to the Plan, not to exceed the Internal Revenue Service (IRS) maximum of $12,000 for the Plan year 2003. Participants are fully vested upon their enrollment in the Plan.

Investment Options - As of December 31, 2003, participants may allocate their contributions (and the corresponding employer matching contributions), in multiples of 1%, to any of the investment funds offered by the Plan. There are a total of thirty-seven options available to participants, which consist of investment in Vesta's common stock, thirty-two various mutual fund portfolios, one collective trust fund, and three managed investment models. Plan participants may choose to allocate plan assets in any variety of these funds.

Employer Matching Contributions - J. Gordon Gaines, Inc. at its sole discretion, may make matching contributions. For 2003, the matching contribution was 100% of employee contributions up to 3% and 50% of employee contributions from 4% through 5% not to exceed a maximum of 4% of the employee's compensation.

Participant Accounts - Each participant's account is credited with the Employer's corresponding matching contribution and an allocable share of investment earnings or losses. Allocations are based on contribution rates specified in the Plan and the time-weighted value of account balances. Participants are entitled to the benefits that can be provided from the distributable value of their participant accounts.

Vesting - The Plan was amended on January 1, 1999 to provide for 100% immediate vesting of Employer contributions for all participants and all future plan participants. Participant contributions and income thereon are fully vested at all times.

Forfeitures - At December 31, 2003, forfeited nonvested amounts totaled approximately $7,072. These amounts, which relate to nonvested participant accounts prior to January 1, 1999, will be reallocated to participants in the same manner as employee contributions.

Loans - Participants are able to borrow up to the lesser of one half of their account balances or $50,000 minus any individual outstanding loan balance from the Plan during the past year in accordance with the plan provisions. Only one loan outstanding is allowed. Repayment periods do not exceed five years unless the loan proceeds are used to purchase a home. The interest rates on the loans are at least equal to the prime rate at the time of application or some higher rate that reflects current commercial lending rates as determined by the plan administrator. Repayments are made in equal installments collected through payroll deductions. Loans are valued at cost, which approximates fair value.

Withdrawal Provisions - Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and extreme financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion will be taxable and may not be repaid to the Plan. Such a withdrawal would require the participant to cease making contributions to the Plan for a period of at least twelve months following the receipt of the hardship withdrawal.

Benefit Payments - Participants are eligible for benefit payments upon reaching age sixty-five (65). The Plan also provides for distributions to participants, or their beneficiaries, upon death, disability, early retirement at or after age fifty-five with seven years of service, and termination of employment. Participants may choose to have benefits paid directly to them or to another qualified retirement plan or individual retirement arrangement on their behalf. Benefits are recorded when paid.

Plan Termination - Although they have no intent to do so, the Board of Directors of J. Gordon Gaines, Inc. has the right to terminate the Plan or discontinue contributions under the Plan at any time. Upon termination of the Plan, all participants' funds shall become fully vested and the trust will continue until the plan benefits of each participant have been distributed.

2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan provides for various investment options in a combination of stocks, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Investments Valuation - Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. The Merrill Lynch Retirement Preservation Trust Fund is valued at cost plus interest earned, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the specific cost method.

For cash and receivables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

Plan Expenses - Merrill Lynch Trust Company serves as the trustee of the Plan. Administration fees paid to the trustee and all other administrative expenses are paid by the Sponsor. A $50 loan application fee is charged by the trustee for each loan application and is paid by the participant applying for a loan. These fees are reflected on the accompanying statement of changes in net assets available for plan benefits as administrative expenses.

Net Appreciation (Depreciation) - The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3. Income Tax Status

The Plan is exempt from federal income taxes under Section 401(k) of the Internal Revenue Code. The Plan obtained its latest determination letter on June 29, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. Investments

Investments of the Plan, as described in the accompanying statements of net assets available for plan benefits, are held by the Trustee (Merrill Lynch). The investments of the Plan as of December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Vesta Insurance Group, Inc. common stock	$1,168,231	$ 717,737
Mutual funds	5,751,747	4,231,653
Collective trust fund	1,719,272	1,736,547
Loans to participants	152,942	168,828

Total investments	$8,792,192	$6,854,765

      During 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $1,523,589 as follows:

Vesta common stock	$ 318,846
Mutual funds and trust fund	1,204,743

Net appreciation in fair value of investments	$1,523,589

      A summary of investments held in excess of 5% of the Plan's net assets at December 31, 2003 and 2002 is as follows:

	2003	2002
Vesta Insurance Group, Inc. common stock	$1,168,231	$ 717,737
Merrill Lynch Retirement Preservation Trust Fund	$1,719,272	$1,736,547
Davis New York Venture Fund	$1,610,276	$1,246,718
Merrill Lynch Global Allocation Fund	$1,278,131	$ 946,865
Merrill Lynch S&P 500 Index Fund	$ 633,638	$ 435,546
Merrill Lynch Corporate Intermediate Bond Fund	$ 456,501	$ 387,852

5. Related Party Transactions

The Sponsor pays administrative expenses on behalf of the Plan, including legal, trust, administrative and accounting fees.

Plan investments include investment funds managed by the trustees, as defined by the Plan, and, therefore, investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions.

During 2003, the Plan acquired and sold Vesta common stock as follows:

	Shares	Cost	Selling Price/ Fair Value
Acquired	79,820	$ 223,401	$223,401
Sold	37,378	234,133	91,753

	42,442	$(10,732)	$131,648

6. Subsequent Event

Effective January 1, 2004, all plan assets and participant accounts of the Florida Select Insurance Company 401(k) Plan were merged into the Plan. The merger resulted in an increase in net assets of $900,294.

Supplemental Schedule

J. Gordon Gaines, Inc. Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2003

a.	b.Identity of Issuer, Borrower, Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	e.Current Value
*	Vesta Insurance Group, Inc	Common Stock	$1,168,231
*	Merrill Lynch Retirement Preservation
	Trust Fund	Collective Trust	1,719,272
	Alger Midcap Growth Fund	Mutual Fund	127,607
	GAM International Fund	Mutual Fund	140,741
*	Merrill Lynch S&P 500 Index Fund	Mutual Fund	633,638
	PIMCO Small-Cap Value Fund	Mutual Fund	430,725
	GAM Global Fund	Mutual Fund	6,290
	John Hancock Financial Industries Fund	Mutual Fund	15,997
	Van Kampen Focus Equity Fund	Mutual Fund	52,877
	Invesco Technology Fund	Mutual Fund	20,209
	Davis Series Conv Secs Fund	Mutual Fund	2,769
	MFS Government Mortgage Fund	Mutual Fund	99,852
	MFS Total Return Fund	Mutual Fund	34,346
	Davis Series Inc Real Estate Fund	Mutual Fund	33,528
	Seligman Comm & Info Fund	Mutual Fund	87,769
	Alliance Worldwide Privatization Fund	Mutual Fund	1,361
	Seligman Henderson Global Tech Fund	Mutual Fund	56,522
	AIM Equity Constellation Fund	Mutual Fund	28,984
*	ML Basic Value Fund	Mutual Fund	227,081
	Alliance New Europe Fund	Mutual Fund	13,508
*	ML Corporate Bond High Income Fund	Mutual Fund	164,264
	GAM Pacific Basin Fund	Mutual Fund	5,138
	Davis NY Venture Fund	Mutual Fund	1,610,276
*	ML Global Allocation Fund	Mutual Fund	1,278,131
*	ML Corporate Bond Intermediate Fund	Mutual Fund	456,501
*	ML Pacific Fund	Mutual Fund	18,598
*	ML Latin American Fund	Mutual Fund	1,395
	Oppenheimer Int'l Bond Fund	Mutual Fund	57,708
	Van Kampen Emerging Markets Fund	Mutual Fund	1,707
	Oppenheimer Dev Mkts Fund	Mutual Fund	98,845
	Morgan Stanley U.S. Real Estate Fund	Mutual Fund	25,593
	State Street Research Asset Allocation Fund	Mutual Fund	1,061
	ING Emerging Countries Fund	Mutual Fund	6,956
	ING Small Cap Opportunity Fund	Mutual Fund	11,720
	Pending Settlement Fund	Settlement Fund	50
*	Participant loans	Loans, interest rates range from
		5.25% to 10.50%	152,942

			$8,792,192

*        Denotes a party-in-interest to the Plan.